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April 20, 2012

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

ATTN: Document Control - EDGAR

RE:   RiverSource Life Insurance Co. of New York ("Company")
      RiverSource of New York Variable Annuity Account (Registrant")
          Pre-Effective Amendment No.1 on Form N-4
          File Nos. 333-179335/811-07623
          RiverSource RAVA 5 Advantage Variable Annuity
               RiverSource RAVA 5 Select Variable Annuity
               RiverSource RAVA 5 Access Variable Annuity
               (offered for contract applications signed on or after April 30, 2012)

Dear Mr. Cowan:

Registrant has filed its Pre-Effective Amendment No. 1 on Form N-4 on or about April 20, 2012. Pursuant to Rule 461, the Underwriter, RiverSource Distributors, Inc., now respectfully requests that the effective date of the Registration be accelerated and that the Registration Statement be declared effective on April 26, 2012 or as soon as practicable thereafter.

Yours truly,

RiverSource Distributors, Inc.

By: /s/ Bruce H. Saul
    -------------------------
    Bruce H. Saul
    Chief Counsel